Invest in Creator Films

Entertainment Marketing Religion Film Family

Modern faith-infused movies

CREATORFILMS.COM MENIFEE CALIFORNIA


CREATOR FILMS
Infusing Faith in Media



Co-founder David Dietrich is both a filmmaker and pastor. He is passionate about telling stories about faith, truth, and hope. His films have inspired hundreds of thousands in church services across the world. He knows the millions of people of faith across the US are hungry to see characters like them represented in contemporary films.

David D. Dietrich Founder / President @ Creator Films

Why you may want to invest in us...

1. First feature-length, faith-infused, romantic comedy in early distribution. Screen tested by 2,000 people. 98% would refer to a friend.
2. Invest in a company, not a single film. Three in development currently, more added yearly.
3. Partnership with Glasshouse Distribution for sales and leasing worldwide.
4. Our productions are efficient and community supported which keeps our costs down. (1/4 the cost compared to average independent film)
5. More than a stockholder, you have an insiders seat as part of the process from the pitch, to production and through distribution.
6. Our projects are infused with faith. They bring a message of hope, truth, & redemption to the world.
7. Faith Market is a growing segment and has great potential for crossover to a wider audience.

Why investors ❤ us

WE'VE RAISED $43,280 SINCE OUR FOUNDING

Creator Films allows me to have a voice in creating wholesome and positive content which is sorely needed in the film and television market. The company has a track record of producing high value quality content and a mission statement that coincides with my own ideals. The company leadership has shown to be very professional and dedicated to their mission statement. This investment provides me a unique opportunity to participate in a vehicle that provides positivity in what traditionally has been a negative space.

Brad Pettijohn

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $15,000 PREVIOUSLY



Loved False Hopes and believe in David Dietrich. Plus, more well produced Christian movies are needed.

Janice Moore



Tired of Hollywood secular films. Willing to support wholesome, family-friendly Christian films. God Bless your effort!

Greg Blackfelner

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



David D. Dietrich

Founder / President

Director and Producer of False Hopes, a faith-infused romantic comedy.



Michael Klein

Treasurer/Secretary



Cyndi L Monroe

Board Member

Founder and Director of CAT Corona, an after school musical theater academy for students, writer and producer of "False Hopes" a faith infused Romantic comedy.

Tim Maranville

Board Member

Eddie Roman

Board Member

Brad Pettijohn

In the news

Touched by The Vine with Justin Ray - Star of False Hopes - 20190823 - 1025 The Vine

Had a wonderful time getting to know Justin Ray. Take a listen to learn more about him, his career, and the new movie False Hopes - which we will show for free this Sunday (8/25/2019) at Calvary Murrieta at 6pm.

March 9, 2020 @ 1025thevine.org

FALSE HOPES | Movieguide | Movie Reviews for Christians

I n F ALSE HOPES, the story follows Thomas through his high school years and adulthood as he searches for the "perfect girl." FALSE HOPES begins with a voiceover of a grown man, Thomas, talking about his

October 2, 2019 @ movieguide.org

False Hopes Premiere - A Romantic Comedy For All Of Us

CORONA, CA (ANS - August 9, 2018) - The new movie False Hopes is a romantic comedy with faith-based actors. Is it possible to have a rom-com written and directed by Christian screenwriters? Yes, it is, and False

August 10, 2018 @ assistnews.net

Downloads

False Hopes Deck.pdf

A New Voice in Media Production

Creator Films is a new kind of media company. It's a bold new experiment in the development, production, and distribution of films. It challenges the norm by activating the crowd, leaning on new technologies, and cutting out the bureaucracy by doing it all in house.


CreatorFilms
Infusing Faith in Media

A Million Points of Light Shining Together

The company is owned by people who believe there are better stories to tell. People who recognize the power of a crowd to galvanize an idea to make big things happen. In short it is owned by people like you!



#BEACREATOR

Our investors (dubbed "Creators") have the privilege of owning stock and participating as a valued insider in the making and distribution of faith-infused, major motion pictures and television. For many of our mission-oriented investors that is only part of their involvement. They also love the opportunity to do good; by supporting the creation of better stories that impact people through sharing the values of faith, hope, and truth.

In short, our investors are just as interested in the purpose of our company as the plans we have to grow it.

More than a Concept

Creator Films is a new company, but it is built on the foundation of previous ventures. We have already developed, financed, and produced our first feature film; a Romantic Comedy called False Hopes.


False Hopes Teaser/Trailer
Watch later
Share
falsehopes
The Official Movie Trailer
A FAITH-INFUSED ROMANTIC COMEDY

False Hopes was developed, directed, and produced by our founder, David D. Dietrich. It is currently beginning it's distribution cycle and is fully owned by Creator Films. False Hopes is a "prototype" of the type of stories we want to tell (character driven stories, infused with faith, and fun to watch.)

It has been a hit at our special screening events and has been on the most watched list for our distribution partners. Audiences laugh, cry, and cheer. Their reviews are heartfelt and passionate. Check out what audiences have to say!


Responses to False Hopes the Movie
Watch later
Share
falsehopes
A FAITH INFUSED ROMANTIC COMEDY
Finding Love Starts with Finding Hope

The First of Many Movies You will Own!

We are a company built for film making. We own the production equipment, we understand the process from start to finish, and we have a community of artists, actors, and professionals that help us produce on a budget. Films that are faith and family friendly are some of the most successful films each year.

The Next Steps

We have three goals for this year.

1.) Raise funds to grow the company and begin marketing campaigns for current and future projects.

2.) Develop and fund our first Christmas movie. "A Christmas without Carol"

3.) Develop and fund our children's show, The Adventures of Steebie Dee.

"A Christmas without Carol"

The touching and miraculous story of a widower who finds healing and love in supernatural ways during Christmas. After the death of his beloved wife, Carol, Edward rejects his faith and anything to do with it. This faith-infused story, while inspired by "A Christmas Carol," this unique retelling will take you on a magical journey of hope, healing and love that keeps you laughing along the way.

In recent years, Christmas themed films have exponentially increased in demand and become massively successful. That said, while many focus on Christmas cheer, festivities and romance, very few hit all those ticks while ringing true with real love, faith and hope... we wish to create a film that is both filled with the Christmas Spirit and also about the true Holy Spirit of Christmas "A Christmas Without Carol."

The Adventures of Steebie Dee

Children's programming is something we are passionate about creating. Our very first children's show is all about exploring the world to learn more about it's Creator. This diverse, musically inclined, fun-filled adventure will be an instant classic that families will love to put on for their kids.

Children's programming not only presents a wonderful market opportunity, it is also a perfect place to make positive impact. Kids are ready to learn and a high energy, fast paced, adventure is always an engaging way to educate and entertain.

It's Time to Act!

There's a lot of people out there that feel like their voice isn't heard in media. Here's your chance to be an influencer instead of being influenced. Ask yourself, "Will I ever regret deciding to take an active stance in impacting my society for good with positive, family friendly, faith infused content and media? Or will I regret not seizing a simple opportunity to join others in making a way for our voices to be heard as well?"

Investor Q&A

– COLLAPSE ALL

What does your company do?

We produce faith-infused movies for the world.

Where will your company be in 5 years?

As an audience owned, faith based movie studio, we hope to be part of the new standard in faith based film production --meeting the demands for faith based entertainment by those in the church; and bridging the gap to those who desire high quality family friendly programming outside the church.

Why did you choose this idea?

Co-founder David Dietrich is both a filmmaker and pastor. He is passionate about telling stories about faith, truth, and hope. His films have inspired hundreds of thousands in church services across the world. He knows the millions of people of faith across the US are hungry to see characters like them represented in contemporary films.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Movies are a cornerstone of how we communicate values, ideals, and culture in modern society. Hollywood has controlled the flow since the first film was made. This was primarily because of the cost of production. With the advent of digital production, the cost to produce high quality film dropped drastically and independent film production exploded.

Distribution was still a massive obstacle to overcome and left independent producers at the mercy of the distribution network Hollywood controlled.

With the combination of social media platforms, streaming services, and crowd funding, independent producers now have a viable path to self distribute. Combine this with a rabid hunger for faith content and we are poised to grow rapidly.

What is your proudest accomplishment?

I co-wrote, raised funds, directed and produced the feature film, "False Hopes" Our premiere screenings have received rave reviews from our test audiences (over 2000 people and counting) and we are excited to continue the distribution process through partnerships with Vid Angel, Amazon Streaming, and churches across the country.

My aim was to create a film that those from a faith tradition would embrace but those who came from outside those traditions would still be able to relate to and enjoy. Our reviews showed a 98% referral rating and excellent response from both sides of the aisle.

On a personal note though, I'd say that doesn't hold a candle to seeing my kiddos grow up.

How far along are you? What's your biggest obstacle?

We are ready to leap! We have a product with excellent reviews, a solid growth plan, supportive investors, and a growing contingency of customers and supporters who stand behind us.

"False Hopes" our first feature film is beginning it's distribution cycle and will begin to generate revenue this year, our next two projects are in development targeting to be released next year.

As we continue to grow our biggest obstacle will be building a community of owners and fans who stay engaged and help us propel our projects into the market through social promotion and activity.

Who are your competitors? Who is the biggest threat?

Kingdom Studios, Pureflix, Affirm Films, Lionsgate, Called Higher Studios and other faith based production and distribution companies.

There are many opportunities to partner with these companies as well though. The real competition in this space is the other films that are out at the moment of release. With a strategic release schedule we can mitigate risk from competitors releasing other films.

The demand for content is so high though that market share continues to grow for all of us. The biggest threat for us is ourselves. We have to stay current and relevant, continue to tell compelling stories and engage our audience to grow and stay involved.

What do you understand that your competitors don't?

The audience wants to be involved, those outside the church don't want to be the Villain, and there is more to faith based films than making dramas. (Comedies and action movies are the biggest draws for audiences.)

These are foundational to our approach. Make stories about people of faith (to appeal to our base audience hungry for content) without villainizing people who don't share that faith; and expand our stories outside of the inspirational drama.

In addition to these two production oriented values we also want to engage our audience through the whole process. Using data and analytics to create content our community has already expressed interest in seeing. This allows us to do market research and marketing at the same time.

How will you make money?

We will make money through the distribution of digital media (70%), marketing services for other digital media (20%), and ad revenue on hosted content (10%.)

2019 Statistics
TVOD sales in US US$4,388m
SVOD sales in US US$25,894m
Digital media market US$161,866m
Box Office US$11.4 Billion

167 Million of the consumers that are driving those numbers are self identified Christians.

Our business model will build an audience base in specific geographic locations. The data we collect on active members and the church communities they represent will allow us to negotiate directly with theater owners, streaming services, and direct to consumer for efficient distribution.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our plan is centered around creating and maintaining an engaged community. Keeping them engaged will be a combination of giving them easy ways to stay connected and providing content that they both enjoy as a consumer and feel connected to as an owner and/or fan.

If we fail to produce high quality content that resonates with our audience we will fail to engage our community. If we fail to engage our community we will fail to build a disruptive distribution network that allows us to launch films into the rest of the market.

What do you need the most help with?

We need investors and influencers. People who are not just willing to give money, but who want to be a part of a community promoting and excited about media that represents and promotes a faith based world view. Basically we need you!

As we build our community we will also be looking for deeper partnerships that expand our distribution networks.

What would you do with the money you raise?

Our top priorities are to continue to develop our creative team, get our current product out to market, and continue to develop and produce future content.

Our first steps will be to invest in Marketing and team development. As we surpass our minimum raise we will continue to invest heavily into those areas but will begin to invest in development and production of future projects as well.

Our plans for use of funds will be 25% team development, 30% Marketing, 40% Media Production/acquisition, and 5% project development.

Financials

Creator Films has financial statements ending December 31 2019. Our cash in hand is $5,000, as of April 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30/month.

At a Glance

November 21 to December 31

$0
Revenue

-$600
Net Loss

$600
Short Term Debt

$600
Raised in 2019

$5,000
Cash on Hand
As of 04/13/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We produce faith-infused movies for the world.

As an audience owned, faith based movie studio, we hope to be part of the new standard in faith based film production --meeting the demands for faith based entertainment by those in the church; and bridging the gap to those who desire high quality family friendly programming outside the church.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Creator Films Inc was incorporated in the State of Delaware in December 2019.

Since then, we have:

- First feature-length, faith-infused, romantic comedy in early distribution. Screen tested by 2,000 people. 98% would refer to a friend.
- 3 projects currently in development. Each targeting traditionally profitable genres; Holiday(Christmas), Children's, and Action.
- A new disruptive approach to media production that turns the audience into a community rather than just a consumer.
- Our productions are efficient and community supported which keeps our costs down. (1/4 the cost compared to average independent film)
- More than a stockholder, you have an insiders seat as part of the process from the pitch, to production and through distribution.
- We encourage people to come together through faith, hope, and truth.

Historical Results of Operations

Our company was organized in December 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $0.
- *Assets*. As of December 31, 2019, the Company had total assets of $0, including $0 in cash.
- *Net Loss*. The Company has had net losses of $600 for 2019.
- *Liabilities*. The Company's liabilities totaled $600 for 2019.

Liquidity & Capital Resources

To date, the Company has been financed with $5,600 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Creator Films Inc cash in hand is $0, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 36 months.

There have been no material changes in our financials since the date our financial statements cover. Our expenses are still minimal and related to legal expenses for the startup of the company.

Creator Films has negotiated to acquire "False Hopes the Movie" (a general partnership) in exchange for 123K shares of Common Stock to be distributed among the partners (and a share of revenue to be capped out at $150,000), through contributed capital. Creator films has acquired all rights to "False Hopes" (a romantic comedy produced by the company) and assumed $10,000 in accounts payable. The debt has no interest or repayment timetables but will be paid when Creator Films is profitable.

We have begun distribution of our first product and expect to see the beginnings of revenue from exhibition and sales. As a fresh startup we will be relying on funds raised to produce additional projects and market them to increase brand recognition and direct sales. The next 3-6 months will be spent investing in branding and marketing for our first product, "False Hopes" a romantic comedy.

We hope to bring False Hopes to market in the beginning of May. By the end of 2020, we hope to generate between $30,000-75,000 in revenue from False Hopes.

Our intention to produce subsequent films under this same entity. We hope to produce films at a cadence of two projects per year, although it cannot be guaranteed. We predict it will cost $350,000 to produce our first additional film. We believe production costs will decrease with subsequent films. If we do not raise $350,000, these funds will be used to market False Hopes as well as branding and marketing for additional projects.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	**Gross Margin:**	**Return on Assets:**
N/A	N/A	N/A
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.00	N/A	N/A
Revenue to Receivables:	**Debt Ratio:**	
~	N/A	

Creator Films Reviewed Financials 2019.pdf

Risks

1. Entertainment and media are consumer-driven businesses that require a large amount of marketing. The company will be dependent on future raises of capital needed to both produce films and market them. If future fundraising is not successful growth will be slower and it could keep the company from achieving profitability.

2. Film and Television distribution is an established industry with a great deal of infrastructure in place. Much of our infrastructure will need to be built through partnerships with existing entertainment companies. Success will be dependent on continuing to build those relationships.

3. Community involvement is critical to the success of our business model. As investors and followers join our community we must keep their interest and enthusiasm If followers are not excited about our direction this will increase marketing costs and lower overall revenues.

4. The world wide effects of the Covid 19 Pandemic are yet to be realized and could drastically change economies and film markets. The uncertainty that this presents could cause unforeseen trends that would make it difficult to compete for attention of viewers and marketshare.

5. Media distribution is a very competitive industry. We will need to choose projects that separate us from the pack and grab the consumers attention. If our projects do not expand past our niche of the Church it will be difficult to grow the company.

6. Faith based organizations have been targeted by lawsuits in the past based on their convictions. Though we do not have any intentions of being controversial in this manner there are risks when dealing with issues of faith that someone could bring a lawsuit against a project, contractor, employee, or other associated entity that could bring legal action against us creating additional expenses that would drain revenues and focus on production of projects.

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8. David D. DIetrich is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

9. Michael Klein is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Brad Pettijohn	Entrepreneur @ Self Employed	2020
Eddie Roman	Director/Producer @ Living Waters	2020
Tim "Doc" Marranville	General Manager / Station Director @ KGGN 102.5 The Vine	2020
Mark Daniels	President / CEO @ Dacon Systems	2020
Cynthia Monroe	Arts Director @ CAT Corona	2020

Officers

OFFICER	TITLE	JOINED
David D. Dietrich	President	2019
Michael Klein	Secretary Treasurer	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Michael Klein	225,000 Common Stock	22.5%
Cynthia Monroe	225,000 Common Stock	22.5%
David D. Dietrich	550,000 Common Stock	55.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$34,680	Priced Round
11/2019	$600	Loan
02/2020	$5,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Deo Volente Media	11/19/2019	$600	$600	0.0%		Yes
Deo Volente Media	02/01/2020	$5,000	$5,000	0.0%		Yes

Related Party Transactions

Name	Deo Volente Media LLC
Amount Invested	$600
Transaction type	Other
Issued	11/12/2019
Relationship	Common Management

Non-interest bearing note payable for current operational costs. No scheduled future maturity.

Name	Deo Volente Media, LLC
Amount Invested	$5,000
Transaction type	Loan
Issued	01/01/2020
Outstanding principal plus interest	$0 as of 04/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Common Management

The Company issued a promissory note in the amount of $5,000 to a related party ("Deo Volente Media, LLC"). The Note does not accrue interest and is payable at a future date to be determined by management. The company will use the funding from the note to cover current operational costs.

Name	False Hopes the Movie, LLC
Amount Invested	$0
Transaction type	Other
Issued	03/01/2020
Outstanding principal plus interest	$0 as of 04/2020
Interest	0.0 per annum
Relationship	Acquisition

Creator Films has negotiated to acquire "False Hopes the Movie" (a general partnership) in exchange for 123K shares of Common Stock to be distributed among the partners (and a share of revenue to be capped out at $150,000). Creator films has acquired all rights to "False Hopes" (a romantic comedy produced by the company) and assumed $10,000 in accounts payable. The debt has no interest or repayment timetables but will be paid when Creator Films is profitable.

Use of Funds

$50,000	50% Marketing 42.5% Team Development, 7.5% Wefunder intermediary fee
$350,000	Green Lighting Production for our second film beginning 1st quarter 2021! 25% Team Development. (Marketing team, web development, and Operations.) 30% direct add buys and marketing costs. 32.5% toward production. 7.5% Wefunder intermediary fee. 5% project development
$1,070,000	Green Lighting Production for our 3rd film beginning Winter 2021! 25% Team Development. (Marketing team, web development, and Operations.) 30% direct add buys and marketing costs. 32.5% toward production. 7.5% Wefunder intermediary fee. 5% project development

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	50,000,000	123,000	No
Common Stock	10,000,000	1,000,000	Yes

The Funding Portal

Creator Films is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.